January 27, 2020

Charlie Uchill
Board Member and COO
CERES Coin LLC
c/o CM Solutions LLC
39W462 Baert Lane
St. Charles, Illinois 60175

       Re: CERES Coin LLC
           Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted December 23, 2019
           CIK No. 0001734118

Dear Mr. Uchill:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Draft Offering Statement on Form 1-A

General

1. We note your response to comment 3. We note that you removed federal courts as a forum option for disputes from breaches of the federal securities laws and now indicate that these disputes will be "commenced solely in the Superior Court of the District of Columbia."
       Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please advise or revise.
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin LLC
Comapany NameCERES Coin LLC
January 27, 2020
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Generally, page 13

2. Please replace the December 17, 2019 date with a placeholder. In this regard, we note that the qualification date of the offering statement is not yet known, and the draft offering circular is not used to solicit potential investors.
Market/Industry Risks, page 31

3. Please update your disclosure to reflect the state of the current regulatory environment for the industry you propose to serve. In this regard, among other developments, we note the
         Agriculture Improvement Act of 2018 (the so-called "Farm Act"), which was adopted on
         December 20, 2018, and which removed "hemp" from the definition of "marijuana," as well as the December 3, 2019 joint release by the Board of Governors of the Federal
         Reserve System, the Federal Deposit Insurance Corporation, the Financial Crimes
         Enforcement Network, the Office of the Comptroller of the Currency and the Conference
         of State Bank Supervisors, which clarified the requirements for providing financial services to hemp-related businesses.
Investment in Tokens May Be Highly Illiquid, page 38

4. We note your response to comment 21. Please revise this risk factor to include the language you inserted on page 82 so that a potential investor is aware that currently there are no Token Trading Platforms.
Description of Business, page 48

5. Please update your offering statement to reflect that certain banks do offer services to businesses in the cannabis industry and that some banks have developed a niche in lending to this industry. See, for example, Parke Bancorp, Inc. in Colorado and Severn Bancorp,
         Inc. in Maryland, both of which file reports with the Commission that are available on our website and that describe their businesses. Please make appropriate revisions to your risk factor, business, competition and regulatory disclosures.
Coin Buyback/Buyback Price, page 55

6. We note your response to comment 11. As it appears to be inconsistent with limiting the exercise of the call options until after the termination of the offering of securities, please revise the following sentence, which is in the second paragraph on page F-3E of the offering circular: "The Company has the right and intends to buyback all outstanding
         CERES Coins at least once per day." Likewise, in the Coin Rights Agreement, please revise the definition of "Coin Offering Expiration Date" to eliminate clause (ii). In this regard, we are concerned that, when taken with the "earlier of" language in the definition, this clause could make the Coin Offering Expiration Date hinge on your filing of a document to facilitate the termination of the Coin Offering rather than the termination of shares being sold (or being offered for sale). Please make any conforming changes as necessary to the offering circular and its exhibits.
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin LLC
Comapany NameCERES Coin LLC
January 27, 2020
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FirstName LastName
Competitive Analysis, page 59

7. We note your response to comment 12. Please provide the basis for management's belief that "none of the competitors have made any direct or indirect effort, or have otherwise set forth any plan, to stabilize the value of their respective asset." Plan of Distribution of Tokens, page 74

8. Please revise this section to disclose whether you are conducting, or intending to conduct, any portion of your offering offshore. Please also disclose whether you anticipate your tokens and coins being available offshore.
9. Please disclose whether you intend to list the Tokens or Coins for trading on any platform, not limited to exchanges, in jurisdictions outside the United States. Token Sale Expiration Date; Potential Termination of Offering and Return of Proceeds, page 77

10. We note your response to comment 13. Please revise your disclosure to clarify that depending on the nature of the change, you may have to file a post-qualification amendment rather than a supplement. Please refer to Rule 252(f)(2)(ii) of Regulation A.
Permitted Transfers; Secondary Trading, page 81

11. We note the following statement on page 82: "For the avoidance of doubt, as of the date hereof there are currently no Token Trading Platforms available to list the Company's
         Tokens on for secondary trading/transfer and it is uncertain whether any such Token
         Trading Platform will be available in the foreseeable future." Please also include this statement on pages 18 and 74 where you discuss secondary trading of the Tokens, as well as in any other discussion of secondary trading of the Tokens that appears in, or is added to, the offering circular.
Equity Rights/Voting Rights/Information Rights, page 113

12. We note your disclosure in this section that any amendment to the Token Rights
         Agreement will require the consent of 75% of the then-outstanding Tokens. We also note that your response to comment 22 and your Token Rights Agreement indicate that any such amendment would require 70% of the Token Holders. Please revise your documents to clarify the voting standard.

13. Please expand your disclosure to describe how you will solicit the consent of the holders of Tokens in connection with amending or otherwise modifying the terms and conditions of the Tokens and their governing agreements. In addition, as to the matters for which you believe you can exercise unilateral authority to modify the terms of the security (see page 115, for example), please tell us why you believe you have the authority to do so and how such action would be consistent with your obligation to describe the material terms and condition of the securities in the offering circular. If you anticipate such authority
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin LLC
Comapany NameCERES Coin LLC
January 27, 2020
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FirstName LastName
         being used only for non-material, ministerial changes, please clarify that for us. Please also address this comment for the Coins.
Distribution Rights (Loan Business), page 115

14. Please expand your discussion of the distribution rights to provide a materially complete description of these rights. In doing so, please address the following questions:

              How will you determine which Token holders are eligible to participate in a particular distribution? If, for example, you will use a record date, how will it be selected and how will this be communicated to Token holders?

              How and when will the amounts to be distributed be calculated? In doing so, what records or other information will be used? For semi-annual distributions, what is the measurement period? What happens if one quarter in the semi-annual period has net revenues but the other has a net loss?

              Who will calculate the amounts to be distributed?

              Will the process be subject to an audit process? If so, who will perform the audit and how? What will happen if an error is detected?

              Will Token holders have a mechanism to challenge a distribution and seek redress if they believe there is an error?

              How will you address any subsequent adjustments to the components of a distribution calculation after a distribution has been made?

         Please make conforming revisions, as applicable, to the discussions of the Blockchain business distribution rights beginning on page 116 and the Coin distribution rights beginning on page 124.
Article XV: Financial Statements, page 128

15. Consistent with your response to comment 25, please revise to include the following:
           Audited financial statements for the fiscal year ending December 31, 2017; and
           Report of Independent Registered Accounting Firm as it relates to both the audited financial statements for the fiscal year ended December 31, 2018 and 2017.

         Refer to paragraph (b) of Part F/S in Form 1-A.
 Charlie Uchill
CERES Coin LLC
January 27, 2020
Page 5

        You may contact Ben Phippen at (202) 551-3697 or Amit Pande, Accounting Branch
Chief at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dieter King at (202) 551-
8071 with any other questions.



                                                           Sincerely,
FirstName LastNameCharlie Uchill
                                                           Division of
Corporation Finance
Comapany NameCERES Coin LLC
                                                           Office of Finance
January 27, 2020 Page 5
cc:       Anthony Zeoli
FirstName LastName